

February 22, 2013

Laura S. Cawley, Vice President
College & University Facility Loan Trust One
College & University Facility Loan Trust Two
c/o US Bank National Association
One Federal Street
Boston, MA 02110

> Re: College & University Facility Loan Trust One (811-05291)
>   College & University Facility Loan Trust Two (811-05506)

Dear Ms. Cawley:

We have reviewed the Notifications of Late Filing on Form 12b-25 filed on February 7, 2013 (the "Filings") on behalf of College & University Facility Loan Trust One ("CUO") and College & University Facility Loan Trust Two ("CUT") (collectively, the "Trusts") relating to Forms N-CSR for the fiscal period ended November 30, 2013.

Based on our review, we have the following comment:

We have evaluated your response to Part III in the Filings and have found your reasons for the extension of time appear to be inconsistent with the use of Form 12b-25.

If the reason for a Trust's delay in filing is due to the inability of a person, other than the Trust, to furnish any required opinion, report or certification, additional disclosure is required. In accordance with Rule 12b-25(c) under the Securities Exchange Act of 1934, a registrant is required to attach as an exhibit a statement signed by such person stating the specific reasons why such person is unable to furnish the required opinion, report or certification on or before the date such report must be filed.

Form 12b-25 also requires the Trust to provide in "reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report, or portion thereof, could not be <u>filed</u> within the prescribed time period (emphasis added)". The Filings provided the following response to that requirement:

The Registrant is organized as a Massachusetts business trust for which US Bank National Association currently serves as Owner Trustee. For information relating to the activities and assets of the Trust, the Owner Trustee, pursuant to the governing Declaration of Trust and related agreements, relies on specified service providers, whose information for the Trust's fiscal period ended November 30, 2012, has not yet been confirmed to the Owner Trustee so as to permit the execution and filing the Registrant's Form N-CSR and related certification. The Registrant expects to file a complete Report on Form N-CSR within the time period permitted pursuant to this Notification of Form 12b-25.

The staff notes that the Trusts also filed Notifications of Late Filing on Form 12b-25 last year. After that the Trusts filed Forms N-CSR on February 13, 2012, each with a Report of Independent Registered Public Accounting Firm dated February 13, 2012 (collectively, "2011 Reports"). In addition, the related internal control report for CUO identified a material weakness and stated that "[t]he Trust's controls over the completeness and accuracy of the allowance for loan losses and the related provision were not designed to appropriately obtain and evaluate relevant and timely information so as to properly record its allowance for loan losses. In addition, the Trust's risk rating system is not comprehensive to differentiate potential credit risk. As a result of the design deficiencies, we identified inconsistent and or incorrect information used to determine the loan loss reserve".

Thus, it appears that the Trusts did not prepare their annual reports on time last year and therefore, they did not transmit such annual reports to shareholders within the time required by Rule 30e-1 under the Investment Company Act of 1940. We reach this conclusion because the 2011 Reports were dated more than 60 days after year-end. Rule 30e-1 requires that each report shall be transmitted to shareholders within 60 days after the close of the period for which such report is being made. The Company may believe the 12b-25 filings eliminate the legal obligation to comply with the requirements of Rule 30e-1. We believe that such conclusion, however, is incorrect.

If the Trusts' periodic reports for the period ended November 30, 2012 have not been transmitted to shareholders on a timely basis in accordance with the provisions of Rule 30e-1, we believe the 12b-25 filings do not provide any legal relief to the Trusts for such late transmittal. Based upon the reasons previously stated, we are uncertain whether the Trusts' Filings provide adequate justification for late filing. Your response should discuss whether the delay was due to the inability of a person, other than a Trust, to furnish any required opinion, report or certification, and, if so, that Trust should file the additional disclosure noted above. The letter should also discuss whether the financial statements were transmitted within the provisions of Rule 30e-1. Your response to this letter should also clearly outline the corrective action that you and the Trusts' chief compliance officer(s) will take to remedy any systemic deficiencies in the Trusts' disclosure controls and procedures.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in any filings reviewed by the staff to be certain that they have provided all information investors require. Since the Trusts and management are in possession of all facts relating to any disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with any response to this letter, please provide, in writing, a statement from each Trust acknowledging that:

- the Trust is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filings; and
- the Trust may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in our review of your filings or in response to our comments on your filing.

Please direct any questions you have regarding this letter to me at 202-551-6966.

Sincerely,



Kevin C. Rupert
Accountant